(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Corinthian Colleges, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6 Hutton Centre Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Santa Ana, California 92677

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Corinthian Colleges, Inc. (the “Company”) is unable to file its report on Form 10-K for the fiscal year ended June 30, 2006 within the prescribed time period. As previously announced, a special committee of independent directors (the “Special Committee”) has been formed to review the Company’s historic stock option grants. The Special Committee has retained independent counsel and is reviewing option grants dating back to the Company’s initial public offering in 1999. As a result of the Special Committee’s ongoing review, the Company has not yet been able to finalize its financial statements for the period ending June 30, 2006. The Company plans to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 as soon as practicable. The Company currently expects that it may be able to do so prior to the formal completion of the Special Committee’s review, although the Company cannot assure that it will be able to file its Form 10-K by September 28, 2006 (the fifteenth calendar day following the prescribed due date for the Company’s Form 10-K).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert C. Owen (Name)	714 (Area Code)	427-3000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating expenses increased significantly for the full fiscal year, although the majority of the increased expenses were incurred in the first three quarters of the year and have been reflected in the year-to-date financial statements included with the Company’s Report on Form 10-Q for the quarter ended March 31, 2006. Partially offsetting the increase in total expenses for the full fiscal year, the Company anticipates incurring an impairment, facility closing and severance expense in the fourth quarter that will be substantially smaller than a similar expense in the fourth quarter of the prior year—this year’s expense is anticipated to be less than twenty-five percent of last year’s similar expense. Other than the foregoing differences, the Company does not currently expect significant changes in results of operations from the prior fiscal year.

Certain statements in this notification of late filing on Form 12b-25 may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. The Company intends that all such statements be subject to the “safe-harbor” provisions of that Act. Such statements include, but are not limited to, the Company’s statements regarding anticipated changes in results of operations from the corresponding period for the last fiscal year. Many important factors may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statements, including risks and uncertainties arising out of the Company’s ongoing review of its stock option grants and developments in regulatory and legal guidance regarding stock option grants and accounting for such grants, as well as the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. The historical results achieved by the Company are not necessarily indicative of its future prospects. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corinthian Colleges, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 13, 2006	By	/s/ Robert C. Owen
Robert C. Owen
Senior Vice President & Chief Accounting Officer